Exhibit 99.1

BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.

900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is August 9, 2013

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: August 9, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4. Summary of Material Change

Veris Gold Corp. (“Veris” or the “Company”) filing of final Prospectus Supplement.

5. Full Description of Material Change

The Company announces it has filed a final prospectus supplement in connection with its previously announced offering (the “Offering”) of units (the “Units”) and flow-through units (the “Flow-Through Units”).

The Company will issue 9,009,800 Units at a price of C$0.52 which will be comprised of one common share of the Company (a “Unit Share”) and one half of one common share purchase warrant (each whole warrant, a “Unit Warrant”). Each Unit Warrant will have an exercise price of C$0.60 and entitles the holder thereof to acquire one common share of the Company for a period of thirty-six (36) months following the closing of the Offering.

The Company will also issue 5,813,100 Flow-Through Units only in Canada at a price of C$0.55 which will be comprised of one common share of the Company which qualifies as a “flow-through share” within the meaning of the Income Tax Act (Canada) (the “Flow-Through Shares”) and one half of one common share purchase warrant (each whole warrant, an “FT Unit Warrant”). Each whole FT Unit Warrant shall have an exercise price of C$0.65 and entitle the holder thereof to acquire one common share of the Company for a period of thirty-six (36) months following the closing of the Offering.

The Offering is being conducted on a best efforts agency basis pursuant to an agency agreement among the Company and a syndicate of agents led by Secutor Capital Management Corporation and including Global Hunter Securities, LLC. Global Hunter Securities, LLC will offer the Units only in the United States. Secutor Capital Management Corporation will offer the Units and Flow-Through Units only in Canada.

The Company intends to use the net proceeds of the Offering to complete the refurbishment of its Jerritt Canyon mill operations, to complete the development of the underground mine facilities at the Saval 4 Gold Mine, fund bonding related to future reclamation obligations, ensure that debt payments are met and for general working capital purposes. Proceeds from the Flow-Through Units will be used for the funding of exploration activities at the Company’s Ketza River property.

The Company has received conditional approval of the listing of the Unit Shares, the Flow-Through Shares and the common shares issuable on exercise of the Unit Warrants and FT Unit Warrants on the Toronto Stock Exchange (the “TSX”). Listing will be subject to satisfying all of the requirements of the TSX.

The Offering is being made pursuant to a short form base shelf prospectus dated October 31, 2012 that the Company has filed with the security regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario (the “Canadian Securities Authorities”) and a registration statement on Form F-10 (No. 333-184496), as amended or supplemented, that the Company has filed with the Securities and Exchange Commission (the “SEC”), both of which are effective. Any offer or sale will be made only by means of a U.S. prospectus supplement or a Canadian prospectus supplement filed with SEC and the Canadian Securities Authorities. A U.S. prospectus supplement and a Canadian prospectus supplement containing important information relating to these securities has been filed with the SEC and the Canadian Securities Authorities, respectively.

Copies of the prospectus supplements and the accompanying base shelf prospectus relating to these securities are available at www.sedar.com and www.sec.gov or by directing a request in the United States to Global Hunter Securities LLC at 777 Third Avenue, 36th Floor, New York, NY, 10017 and outside the United States to Secutor Capital Management Corporation at 1167 Caledonia Road, Toronto, Ontario, M6A 2X1, phone (416) 545-1015, email: pgraham@secutor.ca, Attention: Peter Graham. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus supplement, the short form base shelf prospectus or the registration statement.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Shaun Heinrichs, CFO
Bus. Tel: (604) 688-9427

9. Date of Report

Dated at Vancouver, BC this 12th day of August, 2013.

/s/ Shaun Heinrichs ___________

Shaun Heinrichs, CFO